

10028398

)STATES
:HANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51381

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2009___ AND ENDING ___12/31/2009___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loring Ward Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3055 Olin Avenue, Suite 2000

(No. and Street)

San Jose	CA	95128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Clinton   (408)260-3120

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name -- if individual, state last, first, middle name)

Suite 2000, One Lombard Place,	Winnipeg,	Manitoba	R3B0X3
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC
Mail Processing
Section

MAR 01 2010

Washington, D
121

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Michael Clinton_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Loring Ward Securities Inc._____ , as

of _____December 31_____ , 20__09___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Chief Financial Officer

_____

Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1-6 below)
☐ See Statement Below (Lines 1-5 to be completed only by document signer[s], *not* Notary)

_____   _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

State of California

County of __Santa Clara__

Subscribed and sworn to (or affirmed) before me on this

__24__ day of __February__ , 20 __10__ , by
 Date   Month   Year

(1)__Michael Clinton__ ,
                    Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) ☒

~~(and~~

(2)_____ ,
                    Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature __Hong Phuong Ho__
                    Signature of Notary Public

HONG PHUONG HO
Commission # 1703470
Notary Public - California
Santa Clara County
My Comm. Expires Nov 9, 2010

Place Notary Seal Above

─────────────── *OPTIONAL* ───────────────

Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document:__Annual Audited Report__

Document Date:__February 24, 2010__ Number of Pages:__2__

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here



KPMG LLP
Chartered Accountants
Suite 2000 - One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone   (204) 957-1770
Fax   (204) 957-0808
Internet   www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Loring Ward Securities Inc.

We have audited the accompanying statements of financial condition of Loring Ward Securities Inc. as of December 31, 2009 and 2008 and the related statements of earnings, changes in stockholder's equity and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the *Securities Exchange Act* of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loring Ward Securities Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the *Securities Exchange Act* of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Winnipeg, Canada

February 22, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG
network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

LORING WARD SECURITIES INC.

Statements of Financial Condition
(Expressed in U.S. dollars)

December 31, 2009 and 2008

	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 145,421	$ 165,721
Prepaid expenses	39,360	38,173
Deposits and other current assets	584,317	530,119
Due from related party (note 3)	163,597	174,984
Total assets	$ 932,695	$ 908,997
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$ 25,990	$ 27,995
Income taxes payable to related party [note 2(c)]	142,029	131,789
	168,019	159,784
Stockholder's equity:		
Capital stock:		
Authorized:		
100 common stock, $0.01 par value		
Issued:		
100 common stock	1	1
Additional paid-in capital	99,999	99,999
Retained earnings	664,676	649,213
Total stockholder's equity	764,676	749,213
Total liabilities and stockholder's equity	$ 932,695	$ 908,997

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statements of Earnings
(Expressed in U.S. dollars)

Years ended December 31, 2009 and 2008

	2009	2008
Revenue:		
Brokerage commissions	$ 455,147	$ 418,615
Interest and dividend income	1,676	4,063
Supervisory fees (note 3)	103,583	163,908
	560,406	586,586
Expenses:		
Insurance	32,359	49,691
Licensing and transaction fees	196,478	139,649
Management fee to related party (note 3)	221,213	221,213
General	84,653	93,190
	534,703	503,743
Earnings before income taxes	25,703	82,843
Income taxes (note 4)	10,240	32,999
Net earnings	$ 15,463	$ 49,844

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statements of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Years ended December 31, 2009 and 2008

	Common stock		Additional paid in capital		Retained earnings		Total stockholder's equity
Balances, January 1, 2008	$	1	$	99,999	$	599,369	$ 699,369
Net earnings		–		–		49,844	49,844
Balances, December 31, 2008		1		99,999		649,213	749,213
Net earnings		–		–		15,463	15,463
Balances, December 31, 2009	$	1	$	99,999	$	664,676	$ 764,676

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statements of Cash Flows
(Expressed in U.S. dollars)

Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net earnings	$ 15,463	$ 49,844
Adjustments for change in:		
Prepaid expenses	(1,187)	6,504
Deposits and other current assets	(54,198)	37,597
Due from related party	11,387	2,632
Accounts payable	(2,005)	(3,583)
Income taxes payable to related party	10,240	32,999
Increase (decrease) in cash and cash equivalents	(20,300)	125,993
Cash and cash equivalents, beginning of year	165,721	39,728
Cash and cash equivalents, end of year	$ 145,421	$ 165,721

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Notes to Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2009 and 2008

---

1. **Organization and nature of operations:**

   Loring Ward Securities Inc. (the company), a wholly-owned subsidiary of Loring Ward Group Inc. (LWGI), is a registered broker-dealer under the *Securities Exchange Act* of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

   The company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

   On January 23, 2009, all of the outstanding common shares of the company's parent were purchased by Werba Reinhard Holdings Ltd. (WRHL). Subsequent to the purchase, WRHL was reorganized resulting in Werba Reinhard Inc. being established as the ultimate shareholder of the company.

2. **Significant accounting policies:**

   (a) Basis of presentation:

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

   (b) Cash and cash equivalents:

   The company considers cash and cash equivalents to include cash on hand, demand deposits and other investments with original maturities of three months or less.

   (c) Income taxes:

   The company and other subsidiaries of LWGI file federal and state income tax returns as part of a combined group. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Where a deferred tax asset has been recognized, a valuation allowance is established if, based on the weight of available evidence, it is more than likely that the deferred tax asset will not be realized.

LORING WARD SECURITIES INC.

2.   **Significant accounting policies (continued):**

The company is a member of the LWGI affiliated group and, accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by LWGI. The company may also be included in certain state and local tax returns of LWGI or its subsidiaries. The company's tax sharing agreement with LWGI provides that income taxes be based on the separate results of the company. The agreement generally provides that the company pay to LWGI amounts equal to taxes that the company would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that LWGI will pay the company amounts equal to tax refunds the company would be entitled to if it had always filed a separate tax return.

(d) Supervisory fees:

The company earns supervisory fees for overseeing the investment advisory activities of its registered representatives. Most of the fees are for introducing to and working with clients of LWI Financial Inc. (LWIF), a related party through common ownership. The fees are recognized as income over each quarterly period.

(e) Brokerage commissions:

The company earns brokerage commissions on the sale of securities. Commission revenues, net of expenses, are recorded on a trade date basis.

(f) Licensing and transaction fees:

The company pays licensing fees to the FINRA for individual and state registration. Additionally, the company pays transaction fees in relation to being an underwriter.

(g) Interest and dividend income:

Interest income is recorded using the accrual method of accounting and dividend income is recorded on the ex-dividend date.

LORING WARD SECURITIES INC.

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2009 and 2008

---

2. **Significant accounting policies (continued):**

(h) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3. **Related party transactions:**

The supervisory fees charged to clients of LWIF are billed and collected by LWIF on behalf of the company. For the year ended December 31, 2009, the company earned $103,583 (2008 - $163,908) in supervisory fees from LWIF clients.

The company bears expenses directly related to its operations, while LWIF bears expenses on behalf of the company and other commonly controlled entities, including, but not limited to, personnel, office space and other support services. The company pays a monthly management fee of $18,435 under an agreement between the parties to compensate LWIF for these common expenses. The amount of such expenses might be different if incurred in arm's-length transactions.

As of December 31, 2009, LWGI owed $163,597 (2008 - $174,984) to the company. Current related party accounts are non-interest bearing.

As of December 31, 2009, the company owed LWGI $142,029 (2008 - $131,789) for income taxes payable. Current related party accounts are non-interest bearing.

The above noted transactions are in the normal course of operations. The amounts are measured at the exchange amount, which is the amount of consideration established and agreed to by the two parties.

LORING WARD SECURITIES INC.
Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2009 and 2008

---

4. **Income taxes:**

Current income taxes consist of the following:

	2009	2008
Federal taxes	$ 7,967	$ 25,676
State and local taxes	2,273	7,323
	$ 10,240	$ 32,999

Income taxes for 2009 of $10,240 (2008 - $32,999) are consistent with the amounts computed by applying the U.S. federal and state tax rates to pre-tax income. The company has no deferred income taxes as of December 31, 2009 and 2008.

5. **Financial instruments:**

Risk management activities:

Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counter-parties is monitored.

The company earns supervisory fees, which vary based upon the net asset value of assets managed by LWIF. For the year ended December 31, 2009, such fees were 18 percent (2008 - 28 percent) of total revenue. In addition, the supervisory fees are received through LWIF from their clients. Therefore, termination of this relationship with LWIF could adversely affect the company's revenue.

Fair values:

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The company uses the following methods and assumptions to estimate the fair value of each class of financial instrument for which the carrying amounts are included in the balance sheet under the following indicated captions:

(a) Cash and cash equivalents, deposits and other current assets, and accounts payable:

The carrying amounts approximate fair value because of the short-term maturity of these instruments.

LORING WARD SECURITIES INC.

5. **Financial instruments (continued):**

(b) Due from related parties and income taxes payable to related parties:

The estimated fair value of related party amounts is not readily determinable due to the underlying terms and conditions.

6. **Clearing agreement:**

The company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York company. The company promptly transmits all customer funds and securities to Pershing LLC, and is required to maintain a $100,000 minimum cash deposit. In connection with this arrangement, the company is contingently liable for its customers' transactions.

7. **Regulatory requirements:**

The company is subject to the Securities and Exchange Commission (SEC) *Uniform Net Capital Rule* (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009 and 2008, the company was in compliance with Rule 15c3-1, with net capital of $559,466 and $530,031, respectively, which was $548,265 and $519,379, respectively, in excess of its required net capital of $11,201 (2008 - $10,652).

The company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the *Securities Exchange Act* of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

8. **Subsequent events:**

The company has evaluated subsequent events from the balance sheet date through February 22, 2010, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

9. **Comparative figures:**

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.



KPMG LLP
Chartered Accountants
Suite 2000 - One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone (204) 957-1770
Fax   (204) 957-0808
Internet   www.kpmg.ca

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A NON ISSUER BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of Loring Ward Securities Inc.

In planning and performing our audit of the financial statements and supplementary schedule of Loring Ward Securities Inc. as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Winnipeg, Canada

February 22, 2010

LORING WARD SECURITIES INC.

Schedule - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

(Expressed in U.S. dollars)

As at December 31, 2009

Net capital:		
Total stockholder's equity	$	764,676
Less: Non-allowable assets		205,210
Net capital	**$**	**559,466**
Aggregate indebtedness:		
Accounts payable	$	25,990
Income taxes payable to related party		142,029
Total aggregate indebtedness	**$**	**168,019**
Computation of net capital requirements:		
Net capital required - greater of $5,000 or 6 2/3% of aggregate indebtedness of $168,019	$	11,201
Net capital in excess of requirements	**$**	**548,265**
Ratio of aggregate indebtedness to net capital		.30 to 1

A reconciliation between the above computation and the company's corresponding unaudited Form X-17A-5, Part IIA, filed with the Financial Industry Regulatory Authority, Inc. on January 27, 2010, is as follows:

Net capital, as reported in company's Part IIA (unaudited) FOCUS report	$	539,635
Adjustment to income taxes		27,726
Adjustment to licensing and transaction fees		(7,895)
Net capital per above	**$**	**559,466**
Aggregate indebtedness, as reported in company's Part IIA (unaudited) FOCUS report	$	187,850
Adjustment to due to related party		(27,726)
Adjustment to accounts payable and accrued liabilities		7,895
Aggregate indebtedness per above	**$**	**168,019**



KPMG LLP
Chartered Accountants
Suite 2000 - One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone (204) 957-1770
Fax (204) 957-0808
Internet www.kpmg.ca

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Loring Ward Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Loring Ward Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Loring Ward Securities Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Loring Ward Securities Inc.'s management is responsible for Loring Ward Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [cheque copies, Form SIPC-4, Form SIPC-6, on-line bank account details] noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [general ledger reports of revenue deduction amounts] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [general ledger reports of revenue deduction amounts] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Winnipeg, Canada

February 22, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051381   FINRA   DEC
LORING WARD SECURITIES INC   17*18
3055 OLIN AVE STE 2000
SAN JOSE CA 95128-2069

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _____150.⁰⁰_____

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_____300_____)

   __7/23/09__
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _(150.⁰⁰)_

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _____

   H. Overpayment carried forward $(_150,⁰⁰_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LORING WARD SECURITIES
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _19_ day of _FEB_ , 20_10_.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 422,681

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   416,263

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

       (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)

       Total deductions   416,263

2d. SIPC Net Operating Revenues $ 6,418

2e. General Assessment @ .0025 $ 150.00

(to page 1 but not less than $150 minimum)

2

Financial Statements and Supplementary
Information
(Expressed in U.S. dollars)

LORING WARD SECURITIES INC.

Years ended December 31, 2009 and 2008
(With Independent Auditors' Report Thereon)